Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
(Dollars in millions)
(Unaudited)

	Year Ended December 31,
	2016	2015		2014	2013		2012
Earnings:
Pretax income (loss) from continuing operations	$30.7	$(4.3)		$23.7	$(17.1)		$(28.2)
Add:
Fixed charges	35.1	27.5		24.4	15.0		15.9
Earnings adjusted for fixed charges	65.8	23.2		48.1	(2.1)		(12.3)

Fixed Charges:
Interest expensed and capitalized	$25.3	$19.5		$18.3	$8.6		$7.1
Amortization of discount and capitalized expenses related to indebtedness	2.4	2.2		2.1	2.7		4.2
Estimate of interest within rental expense (2)	7.4	5.8		4.0	3.7		4.6
Total Fixed Charges	$35.1	$27.5		$24.4	$15.0		$15.9
Ratio of Earnings to Fixed Charges	1.9	—	(3)	2.0	—	(3)	—	(3)

(1) Our statement of computation of ratio of earnings to fixed charges should be read in conjunction with our consolidated financial statements and our notes to consolidated financial statements for matters that affect the comparability of the information presented above.

(2) One-third of rent expense was deemed to be representative of interest.

(3) Our earnings were insufficient to cover fixed charges by $4.3 million in 2015, $17.1 million in 2013, and $28.2 million in 2012.